March 1, 2018

BlackRock Investment Management, LLC

Attention: Steve Witthuhn

55 East 52nd Street

New York, NY 10055

Re: Amendment to Schedule B

Dear Mr. Witthuhn:

This letter agreement serves to amend Schedule B (“Schedule B”) to our Investment Sub-Advisory Agreement, dated October 4, 2013 (the “Agreement”).

The amended Schedule B reflects the new breakpoints with respect to the sub-advisory fees. Amended Schedule B shall replace the existing Schedule B effective March 1, 2018.

The Agreement otherwise remains unchanged and shall continue in full force and effect.

In the space provided below, please acknowledge your agreement to the foregoing.

Very truly yours,

Charles Schwab Investment Management, Inc.

By:	/s/ Marie Chandoha

Name:	Marie Chandoha
Title:	President and Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:

BlackRock Investment Management, LLC

By:	/s/ Steve Witthuhn
Name:	Steve Witthuhn
Title:	Managing Director, COO of US Wealth Advisory

SCHEDULE B

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

AND

BLACKROCK INVESTMENT MANAGEMENT, LLC

FEES

Fees will be accrued each day by applying to the net assets of the Managed Assets at the end of that day, the daily rate, using a 365-day year, equivalent to the applicable fee percentage set forth below (“Company Percentage”). Sub-Adviser represents and warrants that the Company Percentage now is and in the future will be equal to or less than the applicable fee percentage payable to Sub-Adviser under any other sub-advisory agreement to which Sub-Adviser and a party unaffiliated with BlackRock are parties pursuant to which Sub-Adviser provides similar investment sub-advisory services to retail portfolios of open-end investment companies registered under the 1940 Act for which Lawrence Kemp or a member of his team serves as lead portfolio manager and that have a similar investment objective and investment strategies (i.e. holding substantially the same securities, which shall be deemed to constitute 90% or more of overlap between the two portfolios), and are of comparable size (measured at the time Sub-Adviser is retained pursuant to such sub-advisory agreement), to the Laudus Growth Investors US Large Cap Growth Fund (now known as Laudus U.S. Large Cap Growth Fund) (each a “Third Party Percentage”). If at any time, the Company Percentage is greater than any Third Party Percentage, the Company Percentage will be reduced to the lowest Third Party Percentage, including with respect to any sub-advisory agreement amended or entered into by Sub-Adviser after the effective date of this Schedule that meets the criteria set forth in the immediately preceding sentence. For the avoidance of doubt, the foregoing provisions do not apply to (x) any existing or future BlackRock sponsored mutual funds and insurance-dedicated mutual funds (or any subsequent combination thereof); (y) insurance company sponsored mutual funds or insurance dedicated mutual funds for which BlackRock serves as sub-adviser or investment solution provider and (z) BlackRock’s institutional or separately managed account businesses or any other business line of BlackRock not specifically contemplated herein. Fees will be paid within 30 days following the end of each calendar quarter.

COMPANY PERCENTAGE

For net assets equal to or less than $1.5 billion, the Company Percentage will be 25 Basis Points.

For net assets greater than $1.5 billion but less than or equal to $2.5 billion, the Company Percentage will be 21 Basis Points.

For net assets in excess of $2.5 billion, the Company Percentage will be 19 Basis Points.

Effective Date of this Schedule B: March 1, 2018